Exhibit 24
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                         Open Letter to Shareholders of
                    ESC Medical Systems Ltd. (the "Company")

                                                                    May 21, 1999




                     ESC'S DISMAL 1999 FIRST QUARTER RESULTS
                              SPEAK FOR THEMSELVES


Dear Fellow ESC Shareholder:

     On May 17, 1999, ESC's management finally released the Company's first quarter results for 1999. Having followed ESC's management closely during the past year, we were not surprised, but are very concerned, about the Company's terrible performance during the first quarter. It was our concern about management's ability to successfully manage the operations of ESC that led us to request the necessary changes we are proposing for ESC. We believe the 1999 first quarter results speak for themselves.

LET'S REVIEW THE NUMBERS:

* ESC reported inventory write-offs of $16.6 million, representing 27.1% of the $61.2 million in inventory reported at December 31, 1998. It seems impossible for ESC to have had a deterioration in Inventory of that magnitude in just three months, which represents about 27% of the $61.2 million in Inventory reported as of December 31, 1998. Accordingly, we believe it is likely that Inventory was overstated as of December 31, 1998 and possibly also in prior quarters. ESC already has litigation pending for past misstatements of earnings.

* On February 11, 1999, ESC management announced that they expected to record a charge for the first quarter ended March 31, 1999 of about $13 million to $17 million. Recently, ESC reported actual charges for the first quarter ended March 31, 1999 of $30.8 million (inventory write-offs plus restructuring expenses).

* Sales decreased from $59.5 million to $31.3 million for the first quarter ended March 31, 1999 when compared with the first quarter ended March 31, 1998 - a 47.4% decrease. After excluding "inventory write-offs" and "restructuring expenses" of $30.8 million, ESC still reported a loss of $9.8 million for the first quarter ended March 31, 1999, which amounts to an annual on-going loss rate of almost $40 million, unless, miraculously, there will be a major sale surge or reserves will be restored.

* While sales decreased by a whopping 47.4%, selling & marketing, general and administrative expenses for the first quarter ended March 31, 1999 increased to 75.5% of sales compared with 35% for the first quarter ended March 31, 1998!



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*    We were astounded to discover in ESC's May 17, 1999 press release that management has chosen to partly blame ESC's disastrous first quarter results on our efforts to restructure the Board, even though we did not unilaterally begin to act to restructure the Board until the last week of March 1999. Obviously, our actions could not have had any effect on ESC's results for the period ended March 31, 1999.

     For your information, ESC, inconsistent with prior practice, did not host any type of analyst meeting in connection with ESC's release of its first quarter results of 1999, at which meeting analysts and shareholders could have been given the opportunity to raise questions and seek explanations for ESC's poor performance during the quarter.


                 THE CURRENT ESC BOARD MEMBERS CONTINUE THEIR
                              REORGANIZATION RUSE

     Once again, the current Board is trying to mislead shareholders by announcing a plan to restructure management. On May 17, 1999, ESC announced that Shimon Eckhouse plans to step down as chief executive officer and has agreed to "assume the responsibility of an active Chairman of the Board." Here again, they have neglected to tell you that the proposed Israeli companies law, which is expected to become effective in the year 2000, will not permit him to continue to serve as both chairman and CEO. Furthermore, ESC said that they would actively try to recruit a new CEO who would be part of the new "Office of the Chairman," and who would report to Eckhouse. We ask you, what prospective chief executive worth his salt would take the job that will require reporting to Eckhouse? Under this proposed restructuring, is Eckhouse really relinquishing his role as CEO?

     In accordance with our right under Israeli corporate law, we have called for an extraordinary general meeting of shareholders to be convened on June 2, 1999. Shareholders of record on May 10, 1999 will be entitled to vote and be represented at the meeting. We encourage you to support our proposed slate of independent directors so that the necessary steps can be taken in order to reverse the harm that we believe is being inflicted on ESC by the current Board and management.


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     We urge you to vote the enclosed YELLOW proxy today! If you have any questions or need assistance, please call MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or call toll-free at (800) 322-2885.

                                        Sincerely,


     /s/ Barnard J. Gottstein                     /s/ Arie Genger



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     Any questions or requests for assistance or additional copies of this Open
Letter to Shareholders, the Revocable Proxy and Instrument of Appointment, the Proxy Information Statement and any other related materials may be directed to the Information Agent at the address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning Mr. Genger's and Mr. Gottstein's proposal (the "Proposal").

                   The Information Agent for the Proposal is:

                                    MacKenzie
                                 Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                                       or
                         Call Toll-free: (800) 322-2885

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